

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 12, 2008

Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

> **RE: NIVS IntelliMedia Technology Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed on August 13, 2008**
> **File No. 333-153005**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have filed your quarterly report on Form 10-Q for the quarter ended June 30, 2008. Please revise your registration statement, as appropriate, and update your financial statements as required under Rule 3-12 of Regulation S-X.

2.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that FINRA has no additional concerns.

3.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment you may be submitting in connection with the filing of your exhibits.

Registration Statement Cover Page

4.   Please provide the name, address and telephone of the company's agent for service in the United States.

Prospectus Summary, page 1

5.   Please revise your disclosure throughout the registration statement to clearly identify the entity to which you are referring. References to you, "the company," or "NIVS" should only refer to the registrant, not to any operating entity or any other parties. In other areas of disclosure, such as the biographical information about your officers and directors, you should also provide disclosure with respect to the registrant.

6.   We note your statement that in July 2008, you entered into a consulting agreement with Nascent Value LLC, pursuant to which Nascent will provide you certain business consulting and investor relation services. Please describe any relationship or common ownership between you, or any of your affiliates, and Nascent.

Risk Factors

We may need additional capital to implement our current business strategy…, page 9

7.   We note your statement that as of the date of the filings you do not intend to conduct a public offering financing. Since this is the initial public offering of your common stock, please revise this statement as necessary.

Recent PRC regulations relating to acquisition of PRC companies by foreign…, page 14

8.   We note your disclosure in the carryover paragraph on pages 14 to 15 regarding the advice you received from NIVS' PRC counsel, Guangdong Laowei Law Firm. Please file a consent from counsel to this reference.

Capitalization, page 23

9.   Disclose in a separate column, following the actual capitalization amounts, the pro forma impact of your post balance sheet date private placement transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

10.   The purpose of the MD&A is to provide readers information "necessary to an understanding of [a company's] financial condition, changes in financial condition and results of operations." In other words, MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business. For example, you need to provide a discussion and analysis as to why revenues increased for various product categories (such as, standard audio equipment, televisions, DVB set-top boxes, DVD players, etc.), reveal key performance measures and disclose known material trends and uncertainties (such as, the impact of declining average selling prices of your existing products, your ability to compete effectively in light of the short life cycle of your products, your historical reliance on sales derived from original equipment manufacturers, the extent to which you have faced rising prices and shortages of raw materials used to manufacture your products, and anticipated increases in expenses due to contributions to the PRC housing assistance fund for your employees and recent changes in Chinese labor laws). Accordingly, please revise and provide a more detailed discussion of the material components of revenue growth for all periods presented to satisfy the principal objectives of the MD&A. Further, with respect to your explanations of cost of goods sold, gross profit and all other line items shown, revise to:

- clearly disclose and quantify each material factor that contributed to the change in each line item, for example, analyze and discuss variable (such as, critical raw materials and components) and fixed costs in cost of goods sold;
- provide insight into the underlying business drivers or conditions that contributed to these changes; and
- describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

11.   We note that a small number of customers account for a substantial amount of your revenues. Please identify any customers that accounted for 10% or more of your revenues.

Liquidity and Capital Ratios, page 32

12.   For each period presented, please revise your disclosure to include an analysis of the components of the statements of cash flows that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the significant change in your inventory, advances to suppliers, customer deposits, etc.). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows.

13.   Please describe (or provide a clear cross reference) any legal or economic restrictions on the ability of your subsidiaries to pay dividends or effect such other distributions, including restrictions under PRC law, and the impact, if any, of such restrictions on your ability to meet your cash obligations.

14.   Please disclose how you have used, or intend to use, the proceeds from your July and August 2008 private placement.

15.   Please provide a more detailed discussion of your ability to meet your long-term liquidity needs and provide greater insight into the length of time beyond twelve months that the sufficiency will extend. We consider "long-term" to be the period in excess of the next 12 months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Contractual Obligations, page 34

16.   We note your disclosure on page 40 regarding certain long-term contracts with your suppliers. Please tell us what consideration you have given to providing disclosure under Item 303(a)(5) of Regulation S-K with respect to any purchase obligations.

Description of Business

Supply of Raw Materials, page 40

17.   We note that as of March 31, 2008, your top three suppliers of raw materials
        accounted for 58% of your raw material purchases, compared with 18.8% for the
        year ended December 31, 2008. Please revise to discuss the reasons for the
        significant shift in suppliers.

Competition, page 43

18.   Please revise to provide more detail on the particular markets in which you
        compete and your relative competitive position.

Management

Executive Compensation

Compensation Discussion and Analysis, page 50

19.   Please provide separate and distinct disclosure of the executive compensation of
        the officers and directors of the registrant in 2007 and the executive compensation
        paid by NIVS BVI (or other NIVS entity) to the registrant's current officers and
        directors.

Consolidated Financial Statements

Report of Independent Registered Accounting Firm, page F-2

20.   We note that your audit report was signed by an audit firm based in New York.
        We also note that you conduct almost all of your operations, generate
        substantially all your revenues and locate your assets in China. After asking your
        auditor, please tell us where the majority of the audit work was conducted and
        how they concluded that it is appropriate to have an audit report issued by an
        auditor licensed in New York.

21.   We note your financial statements have been adjusted to reflect the
        recapitalization transactions consummated subsequent to your balance sheet date,
        as disclosed in footnote 1. Have your auditor explain to us their consideration of
        this disclosed subsequent event when dating their audit report.

Consolidated Balance Sheet, page F-2

22.   Please fully disclose the nature and terms of the items classified within the
        balance sheet line-item "Customer Deposits."

Consolidated Statement of Operations, page F-3

23.   Please revise the amount identified as cost of goods sold to include the disclosures
        called for in SAB 11:B.

Consolidated Statements of Cash Flows, page 41

24.   Separately present the provision for bad debts as an adjustment to reconcile net
        income (loss). See footnote 17, paragraph 115 of SFAS 95. Also tell us how
        much of your trade accounts receivable at March 31, 2008 and December 31,
        2007 have been collected as of the latest practicable date.

Note 1 – Description of Business and Organization, page F-7

25.   Fully disclose all of the terms of your reorganization and acquisition transactions.
        We note there is no mention within this footnote of NIVS BVI's purchase of the
        equity of NIVS PRC, described in the first risk factor on page 18.

Note 2.b. – Basis of consolidation, page F-8

26.   We note in the first risk factor on page 18 that the PRC government has the
        discretion to prevent NIVS BVI from participating in the profits of NIVS PRC
        until the $8.7 million amount owed for the equity interest is paid. Explain to us
        your basis under GAAP for consolidating NIVS PRC prior to paying for the
        NIVS PRC equity. Refer us to the accounting literature that supports your
        consolidation policy.

27.   In light of Mr. Li's rights, as described in the first risk factor disclosed on page
        19, it is unclear how you control NIVS PRC. Please provide us your analysis as
        support of your consolidation policy.

Note 4 – Advances to Suppliers, page F-14

28.   We note that advances paid to suppliers are for the purchase of raw material and
        equipment. Your contracts with suppliers do not have specific terms on receipt
        date for the purchase or specific terms on refund or repayment. It is unclear to us
        why you believe it is appropriate to record these costs as an asset. Please refer to
        a definition of an asset and advise us. Also, tell us if you own the raw material

and equipment acquired by the suppliers under these arrangements and if so, do you have the legal right to take possession of it.

Note 5 – Refundable Project Investment Paid, page F-14

29.   Disclose the nature and terms of your investment in IPTV for Residential Areas, and your accounting for it, and advise us in detail. You should explain why it is refundable and clarify whether this was an equity method investment.

30.   Disclose and explain to us, in detail, your basis for concluding that the fair value of the machinery and equipment received from Guanghua was equivalent to the fair value of your investment in IPTV for Residential Areas.

Note 6 – Inventory, page F-15

31.   Please revise to describe the nature of cost elements included in inventory. If any general and administrative costs or license fees are included in inventory, state in a note the aggregate amount incurred in each period and the actual or estimated amount remaining in inventory at the date of each balance sheet. See Rule 5.02.6(b) of Regulation S-X.

Note 7 – Due from Related Parties, page F-15

32.   We view receivables from affiliates, such as the amount due from related parties, as being akin to unpaid subscription receivables or unpaid capital contributions. We note that the related parties listed, NIVS Investment (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; and Hyundai Lighting & Electronic (Int'l) Holding, appear to be owned and controlled by Mr. Tianfu. If so, revise your balance sheet to present these receivables as deductions from equity, or advise. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff's views concerning this subject.

33.   With respect to each of your related party transactions, provide all of the disclosures required by paragraph 2 of SFAS No 57 in the footnotes to your financial statements.

Note 14 – Due to Shareholder and Related Party Transactions, page F-19

34.   We note that your borrowings from Mr. Li Tianfu do not bear interest. Your financial statements should reflect all costs of doing business, including interest expense. Please revise or advise us. Refer to SAB Topics 1:B and 5:T for guidance.

Segment Information

35.   Please provide the enterprise-wide product-line disclosures for each group of similar products and by geographical area as required by paragraphs 37 and 38 of SFAS 131. Enterprise-wide disclosures are appropriate under paragraph 101 of SFAS 131 for all enterprises that offer a range of products and services and sell them in various geographical areas. This disclosure should include revenues from principal groups of products, such as those described under Products on page 39, and categorized by geographic location, such as those described on page 40.

Other

36.   Refer to your disclosure on page 3 concerning the July 2008 Investor Relations Agreement. We note you "expect to recognize a charge to operations in an amount equal to approximately $765,000." With a view towards providing accounting policy footnote disclosure, explain to us how you intend to account for this agreement and your basis for this accounting under GAAP.

37.   We note on page 32 that you are subject to the regulations of the PRC which restrict the transfer of cash from China, except under specific circumstances. It appears you should provide condensed financial statements of the parent company pursuant to 5-04(c) of Regulation S-X. Refer also to SAB Topic 6:K.2 for guidance.

Part II

Item 16. Exhibits and Financial Statements

38.   We note that portions of your exhibits are in Chinese. Please refer to Rule 403(c) of Regulation C and Rule 306 of Regulation S-T regarding the filing or submission of documents in a foreign language and revise your filing as necessary.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph O. Cascarano, Staff Accountant, at (202) 551- 3376, or Robert Littlepage, Accounting Branch Chief, at (202) 551-3810, if you have any questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Thomas J. Poletti, Esq.
         Ahn Q. Tran, Esq.
         K&L Gates LLP
         Via facsimile: (310) 552-5007